White & Case LLP
5 Old Broad Street
London EC2N 1DW
United Kingdom

13 July 2012
By EDGAR and Email

Ms. Ellie Bavaria
Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:         The State Treasury of the Republic of Poland
Registration Statement under Schedule B
File No. 333-181827
Filed June 1, 2012

Dear Ms. Bavaria,

We are in receipt of the Staff’s letter dated June 20, 2012 with respect to the above referenced Registration Statement. On behalf of the State Treasury of the Republic of Poland (the “Republic”), we are responding to the Staff’s comments, as set forth below.

The Republic’s disclosure has been revised in accordance with the Staff’s comments and is being filed simultaneously herewith, as part of an Amendment to the above referenced Registration Statement (the “Amended Registration Statement”). Set forth below are the Republic's responses to each of the comments, including the location of those responses in the Amended Registration Statement. For ease of reference, the Staff’s comments are reproduced below in bold italics, followed by the Republic’s responses.

Eurozone Crisis, page 11

1.
Please expand upon your disclosure to discuss any material impact that a prolonged or worsened sovereign debt crisis is expected to have on Poland’s economic and financial outlook. In this regard, discuss the expected material effects of further bailouts of EU countries or companies, further European economic or political integration, short-term economic instability in the EU if a country were to abruptly leave the monetary union, strains upon Poland’s social security and unemployment compensation services due to net positive migration and the effects of another credit crisis on Poland’s and Polish companies’ ability to maintain adequate liquidity.

The Republic has revised its disclosure in accordance with the Staff’s comment. Please see the section entitled “Eurozone Crisis” on pages 11 through 13 of the Amended Registration Statement.

Ms. Ellie Bavaria
13 July 2012

The Republic wishes to supplementally advise the Staff that it believes that its prudent government policies and close monitoring of the Eurozone developments have contributed to Poland maintaining a relatively strong economic position throughout the recent global economic turmoil.

Debt Management, page 42

2.
The section states that Poland has purchased various derivative instruments. Please discuss whether you have purchased derivative instruments for hedging or speculative purposes, quantify the risk exposures and identify the categories of risk against which you intend to hedge. Please include any other material information necessary to understand Poland’s risk exposures.

The Republic has revised its disclosure in accordance with the Staff’s comment. Please see the section entitled “Debt Management” on pages 43 through 46 of the Amended Registration Statement.

Please note that the Republic operates within the mandate granted to it under the Public Debt Management Strategy developed by the Minister of Finance, and only uses derivative transactions to (1) maintain a target range of duration to minimize long-term debt servicing costs, (2) achieve the desired currency structure, and (3) smoothen the distribution of debt servicing costs over time, making liquidity management easier. The Republic does not use derivative instruments for speculative purposes, maintains appropriate levels of risk exposure, and concludes that there is no material information necessary to understand the Republic’ risk exposure that is not currently included in the Amended Registration Statement.

Index to Tables and Supplementary Information, page T-2

3.	For the interest rate columns in the debt tables, please additionally include a range of values instead of indicating that the interest rate is floating.

The Republic has revised its disclosure in accordance with the Staff’s comment. Please see the values added to the tables on pages T-2 through T-15 of the Amended Registration Statement.

We trust that the foregoing responds adequately to the Staff’s comments. If you have any additional comments or questions, please do not hesitate to contact the undersigned. If the Staff does not have further comments, the Republic expects to file an amendment to the Registration Statement filed under Schedule B and request acceleration.

Yours sincerely, /s/ Doron Loewinger Doron Loewinger

cc:            Ms. Dorota Korobiejnikow